# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corporation, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8226 Philips Highway, Suite 101, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 06/08/2025
Filed by CIK 0001880796
Persons authorized to receive notices and communications: AE Red Holdings, LLC, 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487, (561) 372-7820

## Reporting persons
- AE Red Holdings, LLC (CIK 0001880796): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,729,449; sole dispositive power 0; shared dispositive power 37,729,449; aggregate amount beneficially owned 37,729,449 (40.5% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 warrants to acquire one share of Common Stock ("Warrants") and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE Industrial Partners Fund II GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 47,170,676; sole dispositive power 0; shared dispositive power 47,170,676; aggregate amount beneficially owned 47,170,676 (50.6% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 9,441,227 shares of Common Stock issuable upon conversion of 28,795.74 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- Michael Robert Greene: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 51,891,289; sole dispositive power 0; shared dispositive power 51,891,289; aggregate amount beneficially owned 51,891,289 (55.6% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161,840 shares of Common Stock issuable upon conversion of 43,193.61 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- David H Rowe: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 51,891,289; sole dispositive power 0; shared dispositive power 51,891,289; aggregate amount beneficially owned 51,891,289 (55.6% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161,840 shares of Common Stock issuable upon conversion of 43,193.61 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE Industrial Partners Fund II-B, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,743,610; sole dispositive power 0; shared dispositive power 37,743,610; aggregate amount beneficially owned 37,743,610 (40.5% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161 shares of Common Stock issuable upon conversion of 43.19 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE Industrial Partners Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 43,476,797; sole dispositive power 0; shared dispositive power 43,476,797; aggregate amount beneficially owned 43,476,797 (46.6% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 5,747,348 shares of Common Stock issuable upon conversion of 17,529.41 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE Industrial Partners Fund II-A, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,409,168; sole dispositive power 0; shared dispositive power 41,409,168; aggregate amount beneficially owned 41,409,168 (44.4% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 3,679,719 shares of Common Stock issuable upon conversion of 11,223.14 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE Industrial Partners Structured Solutions I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,720,614; sole dispositive power 0; shared dispositive power 4,720,614; aggregate amount beneficially owned 4,720,614 (5.1% of the class)
  Comment: Rows 8, 10 and 11 each represent 4,720,614 shares of Common Stock issuable upon conversion of 14,397.87 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE Industrial Partners Structured Solutions I GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,720,614; sole dispositive power 0; shared dispositive power 4,720,614; aggregate amount beneficially owned 4,720,614 (5.1% of the class)
  Comment: Rows 8, 10 and 11 each represent 4,720,614 shares of Common Stock issuable upon conversion of 14,397.87 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- Aeroequity GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 51,891,289; sole dispositive power 0; shared dispositive power 51,891,289; aggregate amount beneficially owned 51,891,289 (55.6% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161,840 shares of Common Stock issuable upon conversion of 43,193.61 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corporation
Address of issuer's principal executive offices: 8226 Philips Highway, Suite 101, Jacksonville, Florida (FL), 32256
Comment:
Explanatory Note.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D filed with the Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2022, Amendment No. 2 filed on November 10, 2022, Amendment No. 3 filed on May 23, 2023, Amendment No. 4 filed on September 1, 2023, Amendment No. 5 filed on January 22, 2025 and Amendment No. 6 filed on June 5, 2025 (collectively, the "Existing 13D"), is hereby amended in this Amendment No. 7 as set forth below (the "Amendment"). Except as set forth herein, the Existing 13D is unmodified and remains in full force and effect. Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

The Amendment is being filed to report entry by an affiliate of the Reporting Persons into an amendment to an agreement, pursuant to which the Issuer will acquire Edge Autonomy Intermediate Holdings, LLC, a Delaware limited liability company ("Edge Autonomy Holdings," and, together with its subsidiaries, "Edge Autonomy"), as more fully described in Item 4 of this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction: On June 8, 2025, the Issuer entered into Amendment No. 2 (the "Amendment") to that certain Agreement and Plan of Merger, dated January 20, 2025, as amended February 3, 2025 (as amended, the "Amended Merger Agreement") with Edge Autonomy Ultimate Holdings, LP, a Delaware limited partnership ("Seller"), Edge Autonomy Holdings, Echelon Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer, and Echelon Purchaser, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Issuer, pursuant to which the Issuer will, via the mergers set forth in the Amended Merger Agreement, acquire Edge Autonomy, a leading provider of field-proven uncrewed airborne system technology. As disclosed in the current report on Form 8-K filed by the Issuer on June 9, 2025, pursuant to the Amended Merger Agreement, an affiliate of the Reporting Persons, Seller, will acquire shares of Common Stock at the closing of the transactions (the "Closing") contemplated by the Amended Merger Agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On June 8, 2025, the Issuer entered into a registration rights coordination agreement (the "RRCA") with Bain, AE Fund II LP and AE Solutions I in order to resolve certain issues arising under the Registration Rights Agreement originally entered into by the parties on October 28, 2022 in connection with the sale of the Series A Convertible Preferred Stock. The RRCA provides that Bain, AE II LP and AE Solutions I and their respective affiliates will each enter into 90-day lock-up agreements, subject to certain limitations, in the event that the Issuer effects any equity offering within 90 days after the Closing. In addition, the Issuer agreed to file a resale registration statement relating to the sale of the shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and to use its commercially reasonable efforts to cause such registration statment to be declared effective not later than 90 days after the Closing. The Voting Agreement entered into by AE Industrial Partners, LP and its affiliates with the Issuer in connection with the execution of the Merger Agreement remains in full force and effect following the execution of the Amended Merger Agreement and the other transactions described herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement among the Reporting Persons, dated as of November 9, 2022 (incorporated by reference to Exhibit 1 to the Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 10, 2022).

Exhibit 2 Amendment, dated as of June 8, 2025, by and among Redwire Corporation, Edge Autonomy Ultimate Holdings, LP, Edge Autonomy Intermediate Holdings, LLC, Echelon Merger Sub, Inc., and Echelon Purchaser, LLC (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed with the SEC by the Issuer on June 9, 2025).

Exhibit 3 Registration Rights Coordination Agreement, dated as of June 8, 2025, by and among Redwire Corporation, BCC Redwire Aggregator, L.P., AE Industrial Partners Fund II, L.P., and AE Industrial Partners Structured Solutions I, L.P. (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed with the SEC by the Issuer on June 9, 2025).

## Signatures
- AE Red Holdings, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Vice President and Assistant Treasurer (06/10/2025)
- AE Industrial Partners Fund II GP, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/10/2025)
- Michael Robert Greene: /s/ Michael Robert Greene, Michael Robert Greene (06/10/2025)
- David H Rowe: /s/ David H Rowe, David H Rowe (06/10/2025)
- AE Industrial Partners Fund II-B, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/10/2025)
- AE Industrial Partners Fund II, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/10/2025)
- AE Industrial Partners Fund II-A, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/10/2025)
- AE Industrial Partners Structured Solutions I, L.P.: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/10/2025)
- AE Industrial Partners Structured Solutions I GP, L.P.: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/10/2025)
- Aeroequity GP, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/10/2025)